82-35029



RECEIVED

2007 JUN -7 A 8:09

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

June 6, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Westfield Group: File No. 82-35029

Enclosed is a copy of the Ernst & Young Independent Audit Report for Westfield America Management Limited. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Westman
Title: Senior Vice President & Assistant Secretary

PROCESSED
JUN 13 2007
THOMSON
FINANCIAL

Enclosures



Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock
Exchange 10172

INDEPENDENT AUDIT REPORT

To the Directors of Westfield America Management Limited ("WAML"):

Scope

I have audited the compliance plan of the Westfield America Trust ("the scheme") which was established by WAML as the responsible entity for the scheme for the financial year ended 31 December 2006. As directors of the responsible entity you are responsible for the design, documentation, operation and monitoring of the compliance plan and the adequacy of compliance measures contained in the plan, including the relevant internal control systems, policies and procedures, and compliance therewith. These responsibilities are set out in Part 5C.2 of the *Corporations Act 2001* applicable in Australia. I have conducted an independent audit of the compliance plan in order to express an opinion on it to the responsible entity.

My audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance regarding the compliance plan. Accordingly, I have performed such tests and procedures as I considered necessary in the circumstances. My procedures included obtaining an understanding of the compliance plan and the compliance measures which it contains and examining, on a test basis, evidence supporting the operation of these compliance measures. These procedures have been undertaken to form an opinion whether, in all material respects, the responsible entity has complied with the compliance plan during the financial year ended 31 December 2006, and the compliance plan continues to meet the requirements of Part 5C.4 of the *Corporations Act 2001* as at that date.

This audit report has been prepared for WAML as the responsible entity of the scheme in accordance with section 601HG of the *Corporations Act 2001*. I disclaim any assumption of responsibility for any reliance on this report to any person other than the responsible entity, or for any purpose other than that for which it was prepared.

Inherent Limitations

Because of the inherent limitations of any compliance plan, it is possible that fraud, error or non-compliance with laws and regulations may occur and not be detected. An audit is not designed to detect all weaknesses in a compliance plan and the compliance measures in the plan as an audit is not performed continuously throughout the financial year and the audit procedures performed on the compliance plan and compliance measures are undertaken on a test basis.

ERNST & YOUNG

Any projection of the evaluation of the compliance plans to future periods is subject to the risk that the compliance measures in the plan may become inadequate because of changes in conditions or circumstances, or that the degree of compliance with them may deteriorate.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In my opinion, in all material respects:

(a) Westfield America Management Limited has complied with the compliance plan of the scheme for the financial year ended 31 December 2006; and

(b) the compliance plan continues to meet the requirements of Part 5C.4 of the *Corporations Act 2001* as at that date.

Ernst & Young

Peter Gaydon

Partner

Sydney

Date: 1 March 2007



82-35029



Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

June 6, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 82-35029

Enclosed is a copy of the Ernst & Young Independent Audit Report for Westfield Management Limited. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Westman
Title: Senior Vice President & Assistant Secretary

Enclosures



Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock
Exchange 10172

INDEPENDENT AUDIT REPORT

To the Directors of Westfield Management Limited ("WML"):

Scope

I have audited the compliance plan of the schemes listed in Appendix A which was established by WML as the responsible entity for the schemes for the financial year ended 31 December 2006. As directors of the responsible entity you are responsible for the design, documentation, operation and monitoring of the compliance plan and the adequacy of compliance measures contained in the plan, including the relevant internal control systems, policies and procedures, and compliance therewith. These responsibilities are set out in Part 5C.2 of the *Corporations Act 2001* applicable in Australia. I have conducted an independent audit of the compliance plan in order to express an opinion on it to the responsible entity.

My audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance regarding the compliance plan. Accordingly, I have performed such tests and procedures as I considered necessary in the circumstances. My procedures included obtaining an understanding of the compliance plan and the compliance measures which it contains and examining, on a test basis, evidence supporting the operation of these compliance measures. These procedures have been undertaken to form an opinion whether, in all material respects, the responsible entity has complied with the compliance plan during the financial year ended 31 December 2006, and the compliance plan continues to meet the requirements of Part 5C.4 of the *Corporations Act 2001* as at that date.

This audit report has been prepared for WML as the responsible entity of the schemes listed in Appendix A in accordance with section 601HG of the *Corporations Act 2001*. I disclaim any assumption of responsibility for any reliance on this report to any person other than the responsible entity, or for any purpose other than that for which it was prepared.

Inherent Limitations

Because of the inherent limitations of any compliance plan, it is possible that fraud, error or non-compliance with laws and regulations may occur and not be detected. An audit is not designed to detect all weaknesses in a compliance plan and the compliance measures in the plan as an audit is not performed continuously throughout the financial year and the audit procedures performed on the compliance plan and compliance measures are undertaken on a test basis.

Any projection of the evaluation of the compliance plans to future periods is subject to the risk that the compliance measures in the plan may become inadequate because of changes in conditions or circumstances, or that the degree of compliance with them may deteriorate.

ERNST & YOUNG

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In my opinion, in all material respects:

(a) Westfield Management Limited has complied with the compliance plan of the schemes listed in Appendix A for the financial year ended 31 December 2006; and

(b) the compliance plan continues to meet the requirements of Part 5C.4 of the *Corporations Act 2001* as at that date.

Ernst & Young

Peter Gaydon

Partner

Sydney

Date: 1 March 2007

ERNST & YOUNG

Appendix A – Schemes List

	Scheme Name	ARSN
1	Westfield Trust	090 849 746
2	Westfield Australian Shopping Centre Trust No.2 (former name Westfield Number 2 Sub Trust)	090 094 358
3	SA Shopping Centre Trust	093 537 216
4	Bondi Junction Trust	093 553 756

82-35029



Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

June 6, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 82-35029

Enclosed is a copy of the Australian Securities & Investments Commissions Record of Lodgement of Documents. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Westman
Title: Senior Vice President & Assistant Secretary

Enclosures

82-35029

104 1/1 1 July 1998

ASIC registered agent number 16234
lodging party or agent name Westfield Limited
office, level, building name or PO Box no. GPO Box 4004
street number and name
suburb / city Sydney state/territory NSW postcode 2001
telephone (02) 9358 7967
facsimile (02) 9358 7241
DX number suburb / city

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. CASH. PROC. REQ-A REQ-P

RECEIVED

Australian Securities & Investments Commission

form 104

duplicate

Record of
lodgement of documents

This is a record of documents lodged with the Australian Securities and Investments Commission. It is not a receipt for documents. At this time, ASIC will not issue an ASCOT or a cashier's receipt.

Documents enclosed

A.C.N. or A.R.B.N.	company name	form number & title	fee
093 261 744	Carindale Property Trust	form 491 Change to scheme details	
093 537 645	Tea Tree Plaza Trust	form 491 Change to scheme details	
092 058 449	Westfield America Trust	form 491 Change to scheme details	
090 849 746	Westfield Trust	form 491 Change to scheme details	
001 671 496	Westfield Holdings Ltd	form 484 Change to coy details	
000 317 279	Westfield Ltd	form 492 Request for correction	
		TOTAL	

RECEIVED 2 8 MAY 2007 ASIC SSC

ASIC use only place of lodgement

date of lodgment / / time

receiver sign here

original to lodging party duplicate to ASIC

82-35029

Australian Securities & Investments Commission

Form 491
Corporations Act 2001

Change to scheme details

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Scheme details

Scheme name
Westfield America Trust

ARSN/ABN
092 058 449

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Maureen Therese McGrath

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO Box 4004
SYDNEY NSW 2001

Please provide an estimate of the time taken to complete this form.

[ ] hrs [ ] mins

1 Change to issued interest structure table

This section allows a change to the interest class (eg. as a result of the issue or cancellation of interests) to be shown. Only details of the changed interest class need to be shown here.

1a Unit trusts

Class into which interests are divided	Description of class	Number of interests in the class	Total amount paid up for the class	Total amount unpaid for the class
ORD	Ordinary Units	1,869,928,928	$6,898,952,321	nil
SFS	Series F Securities	52,500	$8,188,153	nil
SGS	Series G Special options	428,315	$520,306	nil
SG1S	Series G Special Options	277,778	$337,578	nil
SHS	Series H Special Options	14,070,072	$197,355	nil
SIS	Series I Special Options	13,260,859	$100,000	nil
SWHL	Stapling Options - WHL	343,700	nil	nil
SWT	Stapling Options - WT	223,400	nil	nil

Note: If insufficient space in the table above, please provide details in an annexure. (Refer to the guide for annexure requirements)

1b Other than unit trusts

Class into which interests are divided	Description of class	Number of interests in the class	Total amount paid up for the class	Total amount unpaid for the class

Note: If insufficient space in the table above, please provide details in an annexure. (Refer to the guide for annexure requirements)

2 Change to interest holder details

Where the interest holders or details of the interest holders have changed, please show the updated details in the table below.

You must show:

- All interest holders - if scheme has 20 or fewer interest holders
- The top 20 interest holders in each class - if scheme has more than 20 interest holders

If two or more interest holders in the top 20 within a class each hold the same number of interests, the responsible entity must include the details set out above for each of those interest holders.

Interest holder's name	Interest holder's ACN (if a company)	Interest holder's address	Total interests held in each class	Fully paid (Y/N)
		See Annexure A of 2 pages		

2 Continued ... Change to interest holder details

Interest holder's name	Interest holder's ACN (if a company)	Interest holder's address	Total interests held in each class	Fully paid (Y/N)

Signature

This form must be signed by a current director or secretary of the responsible entity.

I certify that the information in this form is true and complete.

Name

Maureen Therese McGrath

Capacity

[ ] Director of responsible entity

[X] Secretary of responsible entity

Signature

[signature]

Date signed

2 8 / 0 5 / 0 7
(D D) (M M) (Y Y)

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

WESTFIELD AMERICA TRUST

ARSN 092 058 449
ANNEXURE A of 2 pages referred to in
Form 491 Change to scheme details

Maureen Therese McGrath
Secretary

Dated: 28 May 2007

Ordinary Units

Interest holder's name	Interest holder's ACN (if a company)	Interest holder's address	Total interests held in each class	Fully paid (Y/N)
HSBC Custody Nominees (Australia) Limited	003 094 568	GPO Box 5302 Sydney NSW 2001	305,456,336	Y
J P Morgan Nominees Australia Limited	002 899 961	Locked Bag 7 Royal Exchange NSW 1225	286,732,664	Y
National Nominees Limited	004 278 899	GPO Box 1406M Melbourne Vic 3001	192,742,191	Y
Citicorp Nominees Pty Limited	000 809 030	GPO Box 764G Melbourne Vic 3001	134,592,209	Y
ANZ Nominees Limited <Cash Income A/C>	005 357 568	GPO Box 2842AA Melbourne Vic 3001	120,707,637	Y
Cordera Holdings Pty Limited	000 699 249	GPO Box 4004 Sydney NSW 2001	104,594,531	Y
Citicorp Nominees Pty Limited <CFS WSLE Property Secs A/C>	000 809 030	GPO Box 764G Melbourne Vic 3001	35,272,946	Y
Cogent Nominees Pty Limited	084 150 023	PO Box R209 Royal Exchange NSW 1225	27,720,751	Y
AMP Life Limited	079 300 379	PO Box R209 Royal Exchange NSW 1225	26,214,481	Y
Cogent Nominees Pty Limited <SMP Accounts>	084 150 023	PO Box R209 Royal Exchange NSW 1225	20,582,788	Y
Franley Holdings Pty Limited	000 360 681	GPO Box 4004 Sydney NSW 2001	15,617,400	Y
Frank P Lowy	n/a	GPO Box 4004 Sydney NSW 2001	14,184,000	Y

Interest holder's name	Interest holder's ACN (if a company)	Interest holder's address	Total Interests held in each class	Fully paid (Y/N)
Queensland Investment Corporation		C/- National Nominees Limited GPO Box 2242 Brisbane Qld 4001	14,074,063	Y
Westfield C Fund Pty Limited	061 699 474	Level 24 100 William Street Sydney NSW 2000	12,668,126	Y
Bond Street Custodians Limited <ENH PROPERTY SECURITIES A/C>	008 607 065	Level 26 20 Bond Street Sydney NSW 2000	11,465,495	Y
Bond Street Custodians Limited <PROPERTY SECURITIES A/C>	008 607 065	Level 26 20 Bond Street Sydney NSW 2000	9,665,650	Y
RBC Dexia Investor Services Australia Nominees Pty Limited <APN A/C>	097 125 123	GPO Box 5430 Sydney NSW 2000	9,073,244	Y
Citicorp Nominees Pty Limited <CFSIL CWLTH PROPERTY 1 A/C>	000 809 030	GPO Box 764G Melbourne Vic 3001	8,279,124	Y
Citicorp Nominees Pty Limited <CFSIL CFS WS INDX PROP A/C>	000 809 030	GPO Box 764G Melbourne Vic 3001	7,512,219	Y
Suncorp Custodian Services Pty Limited <PRT>	010 421 931	GPO Box 519 Brisbane Qld 5001	7,118,689	Y

82-35029

104 1/1 1 July 1998

ASIC registered agent number 16234
lodging party or agent name Westfield Limited
office, level, building name or PO Box no. GPO Box 4004
street number and name
suburb / city Sydney state/territory NSW postcode 2001
telephone (02) 9358 7967
facsimile (02) 9358 7241
DX number suburb / city

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form 104

duplicate

Record of
lodgement of documents

This is a record of documents lodged with the Australian Securities and Investments Commission. It is not a receipt for documents. At this time, ASIC will not issue an ASCOT or a cashier's receipt.

Documents enclosed

A.C.N. or A.R.B.N.	company name	form number & title	fee
093 261 744	Carindale Property Trust	form 491 Change to scheme details	
093 537 645	Tea Tree Plaza Trust	form 491 Change to scheme details	
092 058 449	Westfield America Trust	form 491 Change to scheme details	
090 849 746	Westfield Trust	form 491 Change to scheme details	
001 671 496	Westfield Holdings Ltd	form 484 Change to coy details	
000 317 279	Westfield Ltd	form 492 Request for correction	
		TOTAL	

RECEIVED
2 8 MAY 2007
ASIC
SSC

ASIC use only place of lodgement
date of lodgment / / time

receiver sign here

original to lodging party duplicate to ASIC

82-35029

Australian Securities &
Investments Commission

Form 491
Corporations Act 2001

Change to scheme details

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Scheme details

Scheme name
Westfield Trust

ARSN/ABN
090 849 746

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Maureen Therese McGrath

ASIC registered agent number (if applicable)
16234

Telephone number
02 9358 7967

Postal address
GPO Box 4004
SYDNEY NSW 2001

Please provide an estimate of the time taken to complete this form.
hrs mins

1 Change to issued interest structure table

This section allows a change to the interest class (eg. as a result of the issue or cancellation of interests) to be shown. Only details of the changed Interest class need to be shown here.

1a Unit trusts

Class into which interests are divided	Description of class	Number of interests in the class	Total amount paid up for the class	Total amount unpaid for the class
UNT	Ordinary units	1,786,844,565	$6,053,046,832	Nil
WTDE	WT Deutsche 2009 Options	223,400	$2,859,520	Nil
SWHL	Stapling Options - WHL	343,700	Nil	Nil
SWFA	Stapling Options - WFA	28,089,524	Nil	Nil

Note: If insufficient space in the table above, please provide details in an annexure. (Refer to the guide for annexure requirements)

1b Other than unit trusts

Class into which interests are divided	Description of class	Number of interests in the class	Total amount paid up for the class	Total amount unpaid for the class

Note: If insufficient space in the table above, please provide details in an annexure. (Refer to the guide for annexure requirements)

2 Change to interest holder details

Where the interest holders or details of the interest holders have changed, please show the updated details in the table below.

You must show:

- All interest holders - if scheme has 20 or fewer interest holders
- The top 20 interest holders in each class - if scheme has more than 20 interest holders

If two or more interest holders in the top 20 within a class each hold the same number of interests, the responsible entity must include the details set out above for each of those interest holders.

Interest holder's name	Interest holder's ACN (if a company)	Interest holder's address	Total interests held in each class	Fully paid (Y/N)
		See Annexure A of 2 pages		

2 Continued ... Change to interest holder details

Interest holder's name	Interest holder's ACN (if a company)	Interest holder's address	Total interests held in each class	Fully paid (Y/N)

Signature

This form must be signed by a current director or secretary of the responsible entity.

I certify that the information in this form is true and complete.

Name

Maureen Therese McGrath

Capacity

☐ Director of responsible entity

☒ Secretary of responsible entity

Signature

[signature]

Date signed

2 8 / 0 5 / 0 7
(D D) (M M) (Y Y)

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

82-35029

WESTFIELD TRUST

ARSN 090 849 746
ANNEXURE A of 2 pages referred to in
Form 491 Change to scheme details

Maureen Therese McGrath
Secretary

Dated: 28 May 2007

Ordinary Units

Interest holder's name	Interest holder's ACN (if a company)	Interest holder's address	Total interests held in each class	Fully paid (Y/N)
HSBC Custody Nominees (Australia) Limited	003 094 568	GPO Box 5302 Sydney NSW 2001	305,456,336	Y
J P Morgan Nominees Australia Limited	002 899 961	Locked Bag 7 Royal Exchange NSW 1225	286,732,664	Y
National Nominees Limited	004 278 899	GPO Box 1406M Melbourne Vic 3001	192,742,191	Y
Citicorp Nominees Pty Limited	000 809 030	GPO Box 764G Melbourne Vic 3001	134,592,209	Y
ANZ Nominees Limited <Cash Income A/C>	005 357 568	GPO Box 2842AA Melbourne Vic 3001	120,707,637	Y
Cordera Holdings Pty Limited	000 699 249	GPO Box 4004 Sydney NSW 2001	104,594,531	Y
Citicorp Nominees Pty Limited <CFS WSLE Property Secs A/C>	000 809 030	GPO Box 764G Melbourne Vic 3001	35,272,946	Y
Cogent Nominees Pty Limited	084 150 023	PO Box R209 Royal Exchange NSW 1225	27,720,751	Y
AMP Life Limited	079 300 379	PO Box R209 Royal Exchange NSW 1225	26,214,481	Y
Cogent Nominees Pty Limited <SMP Accounts>	084 150 023	PO Box R209 Royal Exchange NSW 1225	20,582,788	Y
Franley Holdings Pty Limited	000 360 681	GPO Box 4004 Sydney NSW 2001	15,617,400	Y
Frank P Lowy	n/a	GPO Box 4004 Sydney NSW 2001	14,184,000	Y

Interest holder's name	Interest holder's ACN (if a company)	Interest holder's address	Total interests held in each class	Fully paid (Y/N)
Queensland Investment Corporation		C/- National Nominees Limited GPO Box 2242 Brisbane Qld 4001	14,074,063	Y
Westfield C Fund Pty Limited	061 699 474	Level 24 100 William Street Sydney NSW 2000	12,668,126	Y
Bond Street Custodians Limited <ENH PROPERTY SECURITIES A/C>	008 607 065	Level 26 20 Bond Street Sydney NSW 2000	11,465,495	Y
Bond Street Custodians Limited <PROPERTY SECURITIES A/C>	008 607 065	Level 26 20 Bond Street Sydney NSW 2000	9,665,650	Y
RBC Dexia Investor Services Australia Nominees Pty Limited <APN A/C>	097 125 123	GPO Box 5430 Sydney NSW 2000	9,073,244	Y
Citicorp Nominees Pty Limited <CFSIL CWLTH PROPERTY 1 A/C>	000 809 030	GPO Box 764G Melbourne Vic 3001	8,279,124	Y
Citicorp Nominees Pty Limited <CFSIL CFS WS INDX PROP A/C>	000 809 030	GPO Box 764G Melbourne Vic 3001	7,512,219	Y
Suncorp Custodian Services Pty Limited <PRT>	010 421 931	GPO Box 519 Brisbane Qld 5001	7,118,689	Y


END